Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

D 215.981.4659

F 866.422.2114

john.falco@troutman.com

April 5, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Dan Greenspan

Re:	Third Avenue Trust (“Trust”) 1940 Act File No. 811-08039 1933 Act File No. 333-20891

Dear Mr. Greenspan,

This letter addresses the comments of the Securities and Exchange Commission’s (“SEC”) staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 51 to the Trust’s registration statement on Form N-1A filed with the Commission on January 12, 2021 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Third Avenue International Real Estate Value Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act. We appreciate the opportunity to respond to the Staff’s comments.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

*          *          *

1.	In addition to carrying over applicable comments from the Staff’s comments to the Trust’s registration statement on Form N-14 (1933 Act File No. 333-253063), please include a completed fee table, expense example, updated performance and financial information and other required information not provided in the Amendment.

Response: The Amendment will be updated to address the Staff’s comment.

2.	With respect to the second footnote to the fee table, please confirm when reimbursement may occur pursuant to the Fund’s contractual expense limitation.

Response: The Prospectus has been revised to address the Staff’s comment. For clarification, under the Fund’s current expense limitation, no reimbursement may occur since the Fund’s expense limitation is equal to the Fund’s advisory fee (or the total the of advisory fee and distribution (12b-1) fees in the case of the Fund’s Investor Class shares). Therefore, under the current arrangement the expense ratio will not go below the expense limitation to permit recoupment.

Third Avenue Trust April 5, 2021 Page 2

3.	With respect to the Predecessor Fund’s performance information, please remove references to Platform Shares of the Predecessor Fund.

Response: The Prospectus has been revised to address the Staff’s comment.

4.	The Staff notes that the Fund’s investment strategy permits selling securities short. To the extent short sales are not a principal investment strategy consider removing such disclosure from the disclosure of principal investment strategies and principal risks.

Response: While the Fund may not always engage in short selling, the Trust believes that the ability to engage in short sales is a component of its principal investment strategy.

5.	Please confirm that the Investment Risks for the Fund disclosed pursuant to Item 9(b) of Form N-1A appropriately correspond (in order and content) to the risks disclosed in the summary section of the Prospectus and that the risks are order by significance rather than alphabetical order.

Response: The Prospectus has been revised to address the Staff’s comments by reordering the Item 9(b) disclosures to correspond to the risks disclosed in the summary section of the Prospectus.

6.	Please provide enhanced disclosure regarding the Fund’s history, including information regarding the Predecessor Fund, pursuant to Item 15 of Form N-1A.

Response: The Statement of Additional Information (“SAI”) has been revised to address the Staff’s comment.

7.	Please update references to the prior presidential administration in the Fund’s SAI.

Response: The SAI has been revised to address the Staff’s comment.

8.	In the section of the SAI entitled “Restricted and Illiquid Securities,” please revise disclosure regarding the Fund’s investment in illiquid securities to clarify that the Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments.

Response: The SAI has been revised to address the Staff’s comment.

9.	With respect to the Fund’s “Investment Restrictions” as disclosed in the SAI, please clarify that the Fund will be a “non-diversified” investment company.

Response: The SAI has been revised to address the Staff’s comment.

Third Avenue Trust April 5, 2021 Page 3

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Best regards,

/s/ John P. Falco

John P. Falco

Partner

cc:	Joel L. Weiss, President of Third Avenue Trust

T. Richard Keyes, Treasurer of Third Avenue Trust

John M. Ford, Esq.